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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter ended June 30, 2002

WILLIS GROUP HOLDINGS LIMITED
(Translation of registrant's name into English)
Ten Trinity Square
London EC3P 3AX
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒        FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐        NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

WILLIS GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(millions, except per share data)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001
REVENUES:
Commissions and fees	$393	$319	$829	$678
Interest income	18	18	33	34

Total revenues	411	337	862	712

EXPENSES:
General and administrative expenses (excluding non-cash compensation)	294	259	591	527
Non-cash compensation—performance options	78	—	96	—
Depreciation expense	8	8	16	17
Amortization of goodwill	—	8	—	17
Net loss on disposal of operations	1	—	1	—

Total expenses	381	275	704	561

OPERATING INCOME	30	62	158	151
INTEREST EXPENSE	17	21	34	42

INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME (LOSS) OF ASSOCIATES AND MINORITY INTEREST	13	41	124	109
INCOME TAX EXPENSE—(Note 7)	20	16	63	47

(LOSS) INCOME BEFORE EQUITY IN NET INCOME (LOSS) OF ASSOCIATES AND MINORITY INTEREST	(7)	25	61	62
EQUITY IN NET INCOME (LOSS) OF ASSOCIATES	1	(1)	7	8
MINORITY INTEREST (Including $—, $6, $— and $12, respectively, of preferred stock dividends)	(1)	(7)	(7)	(14)

NET (LOSS) INCOME	$(7)	$17	$61	$56

NET (LOSS) INCOME PER COMMON SHARE—(Note 8)
—Basic	$(0.05)	$0.13	$0.41	$0.44
—Diluted	$(0.05)	$0.12	$0.38	$0.42

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING—(Note 8)
—Basic	147	128	147	126
—Diluted	147	138	159	134

The accompanying notes are an integral part of these condensed consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(millions, except share data)
(unaudited)

	June 30, 2002	December 31, 2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$162	$128
Fiduciary funds—restricted	1,610	1,282
Short-term investments	52	42
Accounts receivable, net of allowance for doubtful accounts of $28 and $25, respectively	7,438	5,703
Deferred tax assets	16	16
Other current assets	82	78

Total current assets	9,360	7,249

NONCURRENT ASSETS:
Fixed assets, net of accumulated depreciation of $117 and $95, respectively	194	185
Goodwill, net of accumulated amortization of $118 and $115, respectively	1,252	1,201
Investments in associates	104	135
Deferred tax assets	73	59
Other noncurrent assets	144	120

Total noncurrent assets	1,767	1,700

TOTAL	$11,127	$8,949

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$8,858	$6,799
Deferred revenue and accrued expenses	173	163
Provisions	38	38
Income taxes payable	123	75
Other current liabilities	157	167

Total current liabilities	9,349	7,242

NONCURRENT LIABILITIES:
Long-term debt	677	787
Provisions	100	102
Other noncurrent liabilities	108	106

Total noncurrent liabilities	885	995

Total liabilities	10,234	8,237

COMMITMENTS AND CONTINGENCIES (Note 11)
MINORITY INTEREST	24	16
STOCKHOLDERS' EQUITY:
Common shares, $0.000115 par value; Authorized: 4,000,000,000;
Issued and outstanding, 147,895,545 shares and 147,635,170 shares, respectively	—	—
Additional paid-in capital	968	867
Accumulated deficit	(104)	(165)
Accumulated other comprehensive income (Note 9)	23	5
Treasury stock, at cost, 908,825 and 816,981 shares, respectively	(18)	(11)

Total stockholders' equity	869	696

TOTAL	$11,127	$8,949

The accompanying notes are an integral part of these condensed consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions)
(unaudited)

	Six months ended June 30,
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$61	$56
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16	17
Amortization of goodwill	—	17
Provision for doubtful accounts	3	6
Minority interest	5	2
Provisions	(5)	(14)
Provision for deferred income taxes	(14)	8
Non-cash compensation expense attributable to performance options	96	—
Other	(4)	(4)
Changes in operating assets and liabilities, net of effects from purchase of subsidiaries:
Fiduciary funds—restricted, net	(212)	(201)
Accounts receivable	(1,441)	(1,117)
Accounts payable	1,667	1,310
Other	(6)	16

Net cash provided by operations	166	96

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on disposal of fixed assets	1	2
Additions to fixed assets	(17)	(13)
Acquisitions of subsidiaries, net of cash acquired	(1)	(3)
Tax refund relating to prior acquisition	—	5
Purchase of short-term investments	(18)	(5)
Proceeds on sale of short-term investments	10	4
Proceeds from sale of operations	—	5

Net cash used in investing activities	(25)	(5)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of debt	(110)	(49)
Repayment of preference shares	—	(273)
Proceeds from initial public offering, net of offering costs	—	289
Purchase of treasury stock	(7)	—
Proceeds on sale of treasury stock	4	—
Proceeds from issue of common shares	1	1

Net cash used in financing activities	(112)	(32)

INCREASE IN CASH AND CASH EQUIVALENTS	29	59
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	5	(6)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	128	88

CASH AND CASH EQUIVALENTS, END OF PERIOD	$162	$141

The accompanying notes are an integral part of these condensed consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    THE COMPANY AND ITS OPERATIONS

        Business—Willis Group Holdings Limited ("Willis Group Holdings") and subsidiaries (collectively, the "Company") provide a broad range of value-added risk management consulting and insurance brokerage services both directly and indirectly through its associates, to a diverse base of clients internationally. The Company provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries. In its capacity as an advisor and insurance broker, the Company acts as an intermediary between clients and insurance carriers by advising clients on risk management requirements, helping clients determine the best means of managing risk, and negotiating and placing insurance risk with insurance carriers through the Company's global distribution network. The Company also provides other value-added services.

        Organization—Willis Group Holdings was incorporated on February 8, 2001 as an exempted company under The Companies Act 1981 of Bermuda, for the sole purpose of redomiciling the ultimate parent company of the Willis Group (comprised of TA I Limited and subsidiaries) from the United Kingdom ("UK") to Bermuda. On incorporation, Willis Group Holdings was wholly-owned by Profit Sharing (Overseas), Limited Partnership, an affiliate of Kohlberg Kravis Roberts & Co., L.P. and one of the existing stockholders of TA I Limited ("TA I").

        Willis Group Holdings, effective from May 8, 2001, exchanged its common shares for all the issued and outstanding ordinary shares of TA I ("the Exchange Offer").

        As a result of the Exchange Offer, the former stockholders of TA I acquired a majority voting interest in Willis Group Holdings. Under accounting principles generally accepted in the United States ("US GAAP"), the company whose stockholders retain the majority interest in a combined business must be treated as the acquirer for accounting purposes. Accordingly, the transaction has been accounted for as a "reverse acquisition" for financial reporting purposes with TA I deemed to have acquired 100% of the equity interest in Willis Group Holdings. The relevant acquisition process utilizes the capital structure of Willis Group Holdings and the assets and liabilities of TA I and subsidiaries (collectively, the "Predecessor") have been recorded at historical cost.

        The Predecessor is the operating entity for financial reporting purposes, and the financial statements prior to May 8, 2001 represent the Predecessor's financial position and results of operations. The assets and liabilities and results of operations of the Predecessor are included as of May 8, 2001. Although TA I was deemed to be the acquiring corporation for financial accounting and reporting purposes, the legal status of Willis Group Holdings as the surviving corporation did not change. For the period prior to Willis Group Holdings' initial public offering the equity of Willis Group Holdings is the historical equity of TA I prior to the reverse acquisition, retroactively restated to reflect the number of shares received in the exchange offers.

2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

        The accompanying condensed consolidated financial statements (hereinafter referred to as the "Interim Financial Statements") have been prepared in accordance with US GAAP.

        The Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company's management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations for the six month period ended June 30, 2002 may not necessarily be indicative of the operating results that may be incurred for the entire fiscal year.

        The December 31, 2001 balance sheet was derived from audited financial statements but does not include all disclosures required by US GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These Interim Financial Statements should be read in conjunction with the Company's consolidated balance sheets as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2001.

3.    GOODWILL AND OTHER INTANGIBLE ASSETS

        The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), with effect from January 1, 2002. For business combinations for which the acquisition date was before July 1, 2001, the Company did not recognize and account for acquired intangible assets as assets separate from goodwill. Accordingly, upon initial adoption of SFAS 142, reclassification of the carrying amounts of previously acquired intangible assets was not required.

        In accordance with SFAS 142, the Company no longer amortizes goodwill and other intangible assets that have an indefinite useful life but rather tests such assets at least annually for impairment. No write down of goodwill has been made following completion of the transitional impairment test. The following pro forma disclosures are given for the three and six month periods ended June 30, 2002 and 2001:

	Three months ended June 30,		Six months ended June 30,
(millions, except per share data)
	2002	2001	2002	2001
Net (loss) income, as reported	$(7)	$17	$61	$56
Amortization of goodwill	—	8	—	17

Adjusted net (loss) income	$(7)	$25	$61	$73

Basic net (loss) income per common share, as reported	$(0.05)	$0.13	$0.41	$0.44
Amortization of goodwill	—	0.07	—	0.14

Adjusted basic net (loss) income per common share	$(0.05)	$0.20	$0.41	$0.58

Diluted net (loss) income per common share, as reported	$(0.05)	$0.12	$0.38	$0.42
Amortization of goodwill	—	0.06	—	0.12

Adjusted diluted net (loss) income per common share	$(0.05)	$0.18	$0.38	$0.54

4.    ACQUISITIONS

        On January 1, 2002, the Company acquired a further 22%, in addition to the 45% already owned, in Jaspers Wuppesahl, Germany's third largest insurance broker, to improve the Company's market position and broaden its global offering and capabilities on behalf of its clients. Accordingly, Jaspers Wuppesahl (since renamed Willis GmbH & Co. K.G.) has been accounted for as a subsidiary from the date of acquisition. The aggregate cash purchase price for the further 22% stake was $14 million, of which $5 million was deferred to 2003. The Company initially recorded goodwill of $14 million pending completion of the purchase price allocation.

        The following table provides supplemental pro forma information for the three and six month periods ended June 30, 2001 about the Company's results of operations as though the business combination had been completed as of the beginning of the reporting periods:

	Three months ended June 30,		Six months ended June 30,
(millions, except per share data)	2002 Actual	2001 Pro forma	2002 Actual	2001 Pro forma
Total revenues	$411	$345	$862	$745
Income before income taxes, equity in net income (loss) of associates and minority interest	13	38	124	121
Net (loss) income	(7)	16	61	58

Net (loss) income per common share:
—Basic	$(0.05)	$0.13	$0.41	$0.46
—Diluted	$(0.05)	$0.12	$0.38	$0.43

5.    DERIVATIVE FINANCIAL INSTRUMENTS

        The financial risks the Company manages through the use of financial instruments are interest rate risk and foreign currency risk. The Company's Board of Directors reviews and agrees on policies for managing each of these risks. The Company has applied SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") in accounting for these financial instruments.

        Interest rate contracts—The fair values of interest rate contracts are recorded in other current and noncurrent assets and liabilities on the balance sheet. Changes in fair value of contracts that are effective cashflow hedges as defined by SFAS 133 are recorded as a component of other comprehensive income with gains of $8 million and $7 million recorded for the three and six month periods ended June 30, 2002, respectively (2001: a gain of $1 million and a loss of $4 million, respectively). Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings.

        For interest rate contracts which were not effective for hedge accounting as defined in SFAS 133, the Company has recorded gains of $1 million and $— in general and administrative expenses, representing the change in fair value for the three and six month periods ended June 30, 2002, respectively (2001: a loss of $2 million and a gain of $5 million, respectively).

        Foreign currency contracts—The fair values of foreign currency contracts are recorded in other current and noncurrent assets and liabilities, with changes in fair value of effective cashflow hedges recorded in other comprehensive income and changes in fair value of ineffective hedges recorded in general and administrative expenses. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings.

        For the three and six month periods ended June 30, 2002, the Company has recorded gains of $5 million and $5 million, respectively, in other comprehensive income relating to changes in fair value on contracts which are effective cashflow hedges as defined in SFAS 133 (2001: $— and $1 million, respectively). For contracts which were not effective for hedge accounting as defined in SFAS 133, the Company has recorded gains of $1 million and $1 million in general and administrative expenses, representing the change in fair value for the three and six month periods ended June 30, 2002, respectively (2001: $— and a loss of $6 million, respectively).

6.    NON-CASH COMPENSATION

        Willis Group Holdings applies the intrinsic value method allowed by Accounting Practices Board No. 25, Accounting for Stock Issued to Employees ("APB 25") in accounting for its stock option plans. Under APB 25, compensation expense resulting from awards under variable plans, is measured as the difference between the quoted market price at the date when the number of shares is known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates in situations where it is probable that the performance conditions will be attained.

        In the third quarter of 2001, management of Willis Group Holdings determined that it was probable that the maximum performance condition would be attained. Accordingly, compensation expense of $78 million ($65 million, net of tax) and $96 million ($80 million, net of tax) has been recognized in the three and six month periods ended June 30, 2002, respectively, based on the 11.2 million performance options outstanding at those dates, a market price of $32.91 and an average elapsed performance period of 76%.

7.    INCOME TAX EXPENSE

        In many tax jurisdictions, a corporate income tax deduction is not available for the excess of the quoted market price over the exercise price when employees exercise their stock options. Accordingly, the Company only recognizes a deferred income tax benefit related to the non-cash compensation charge to the extent that a future tax deduction is expected to be available.

        For the three and six month periods ended June 30, 2002, a deferred income tax benefit of $13 million and $16 million, respectively (2001: $— and $—), has been recognized in connection with the $78 million and $96 million, respectively (2001: $— and $—), non-cash compensation charge for performance-based stock options. Adjusting for this charge and for the amortization of goodwill in 2001, for which no tax deduction is available, the effective tax rate for the three and six month periods ended June 30, 2002 was 36% (2001: 33% and 37%, respectively).

8.    NET (LOSS) INCOME PER COMMON SHARE

        Basic net (loss) income per common share, is calculated by dividing net (loss) income by the weighted-average number of common shares outstanding during each period. The computation of diluted net (loss) income per common share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares or resulted in the issue of common shares that then shared in the net (loss) income of the Company.

        The computation of net (loss) income per share has been retroactively restated to reflect the number of shares of Willis Group Holdings, after consummation of the exchange offers.

        For the three and six month periods ended June 30, 2002, time-based options to purchase 19,642,618 and 19,311,160 (2001: 17,840,947 and 17,794,750) common shares, respectively, and 178,174 and 135,450 restricted shares (2001: —), respectively, were outstanding. The following table represents the basic and diluted net (loss) income per common share for the three and six month periods ended June 30:

	Three months ended June 30,		Six months ended June 30,
(millions, except per share data)
	2002	2001	2002	2001
Basic weighted-average number of common shares outstanding	147	128	147	126
Dilutive effect of potentially issuable common shares	—	10	12	8

Diluted weighted-average number of common shares outstanding	147	138	159	134

Basic net (loss) income per common share	$(0.05)	$0.13	$0.41	$0.44
Dilutive effect of potentially issuable common shares	—	(0.01)	(0.03)	(0.02)

Diluted net (loss) income per common share	$(0.05)	$0.12	$0.38	$0.42

        The weighted average number of shares issuable upon the exercise of stock options for the three month period ended June 30, 2002, which were not included in the calculation because they were antidilutive, was 12,480,056.

        At June 30, 2002, the minimum threshold to trigger the 11.2 million unforfeited performance-based options outstanding at that date had not been reached. In accordance with SFAS No. 128, Earnings per Share, such options were therefore excluded from the calculation of the reported diluted net (loss) income per common share.

9.    ACCUMULATED OTHER COMPREHENSIVE INCOME

        The components of comprehensive income are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions)
	2002	2001	2002	2001
Net (loss) income	$(7)	$17	$61	$56
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	4	(1)	6	(10)
Cumulative effect of accounting change (net of tax of $—, $—, $— and $5)	—	—	—	8
Unrealized holding gain (net of tax of $—, $—, $— and $—)	1	—	—	—
Net gain (loss) on derivative instruments (net of tax of $6, $—, $6 and $3)	13	—	12	(4)

Other comprehensive income (loss), net of tax	18	(1)	18	(6)

Comprehensive income	$11	$16	$79	$50

        The components of accumulated other comprehensive income are as follows:

(millions)	June 30, 2002	December 31, 2001
Net foreign currency translation adjustment	$(3)	$(9)
Net cumulative effect of accounting change	8	8
Net unrealized holding gains	1	1
Net gain on derivative instruments	17	5

Accumulated other comprehensive income	$23	$5

10.  STOCKHOLDERS' EQUITY

        On June 11, 2001, Willis Group Holdings issued 23,000,000 common shares at $13.50 per share in an initial public offering. The net proceeds amounted to $280 million after deducting underwriting discounts, commissions and other expenses of the offering of $30 million. The net proceeds were used to redeem all the outstanding $273 million preference shares of a subsidiary on June 29, 2001.

11.  COMMITMENTS AND CONTINGENCIES

        In common with many companies involved in selling personal pension plans in the UK, the Company's financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is required by the Financial Services Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 and 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator.

        At June 30, 2002, the Company had a provision of $26 million relating to this issue. Although the Company considers these provisions to be prudent and expects to pay out these provisions over the next two years, there remains some uncertainty as to the ultimate exposure relating to the review.

        At June 30, 2002, the Company had a provision of $26 million for discontinued operations that includes estimates for future costs of administering the run-off of the Company's former UK underwriting operations. Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly-owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited ("Sovereign") (in Scheme of Arrangement) (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made.

        The Company is subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant.

        The Company acted as broker, but not as underwriter, for the placement of both property and casualty insurance for a number of entities that were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties L.L.C., which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. There are a number of lawsuits pending in the US between the insured parties and the insurers. Although the Company is not a party to any of these lawsuits, other disputes may arise with respect to the destruction of the World Trade Center complex which could affect the Company.

        The Company maintains insurance, subject to certain deductibles and self-insurance, against such claims, lawsuits and proceedings. The Company has also established provisions against these items which are believed to be adequate in the light of current information and legal advice, and the Company adjusts such provisions from time to time according to developments. On the basis of current information, the Company does not expect that the ultimate outcome of the actual or potential claims, lawsuits and proceedings to which the Company is subject, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

12.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

        The following table provides supplemental disclosures of cash flow information and non-cash flow investing and financing activities for the six month period ended June 30:

	Six months ended June 30,
(millions)
	2002	2001
Cash flow information
Cash payments for income taxes	$39	$21

Cash payments for interest	$34	$42

Non-cash flow investing and financing activities
Acquisitions:
Fair value of assets acquired	$72	$8
Less: liabilities assumed	(71)	(8)
Cash acquired	(19)	(2)

Acquisitions, net of cash acquired	$(18)	$(2)

13.  SEGMENT INFORMATION

        The Company conducts its worldwide insurance broking activities through three operating segments: Global, North America and International. Each operating segment exhibits similar economic characteristics, provides similar products and services and distributes same through common distribution channels to a common type or class of customer. In addition, the regulatory environment in each region is similar. Consequently, for financial reporting purposes the Company has aggregated these three operating segments into one reportable segment.

WILLIS GROUP HOLDINGS LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Summary

        Total revenues increased by 22% to $411 million in the second quarter of 2002 from $337 million in the second quarter of 2001. Excluding the effects of foreign currency exchange rate movements, acquisitions and disposals, total revenues were 18% higher in the second quarter of 2002 than in the corresponding quarter of 2001. For the six months to June 30, 2002, total revenues were $862 million, 21% higher than a year ago and 17% higher on a constant currency basis excluding acquisitions and disposals. The increase in revenues in both the second quarter and the six-month period was due, in approximately equal measure, to both new business growth and the impact of higher premium rates prevailing in the market.

        In the second quarter of 2002, we recorded a non-cash charge for performance-based stock options in the amount of $78 million. This charge, which the Company commenced to take in the third quarter of 2001, recognizes performance-based stock options granted to management by the Board of Directors as part of the 1998 buyout arrangements of our predecessor, for meeting or exceeding 2001 and 2002 performance targets. The cumulative charge since the third quarter of 2001, totaling $254 million, represents approximately 76% of the total estimated charge based on the quarter-end stock price of $32.91. Approximately $70 million of the second quarter charge represented the cumulative catch-up adjustment based on the increase in the stock price during the quarter. The remaining performance option charge will be calculated in accordance with the vesting schedule and any change in the stock price during 2002 and will be recognized quarterly through 2004.

        As a result of the non-cash compensation charge for performance-based stock options, operating income fell by $32 million (52%) to $30 million in the second quarter of 2002 from $62 million in the second quarter of 2001. Excluding the non-cash compensation charge in 2002 of $78 million and the non-cash amortization of goodwill in 2001, operating income increased by $38 million (54%) in the second quarter of 2002 over the corresponding period of 2001. In the second quarter of 2002, EBITDA margin, or the ratio of revenues less general and administrative expenses (excluding non-cash compensation) to total revenues was 28% compared to 23% in the second quarter of 2001.

        Net income in 2002 was also significantly affected by the non-cash compensation charge, decreasing by $24 million to a net loss of $7 million ($0.05 per diluted share) in the second quarter 2002 from net income of $17 million ($0.12 per diluted share) in the second quarter of 2001. For the six months, net income was $61 million ($0.38 per diluted share) compared with $56 million ($0.42 per diluted share) a year ago.

        Management believes that operating cash earnings is a measure helpful to investors because it shows the results of our trading and finance costs without the impact of non-cash and non-recurring items. Operating cash earnings rose by 136% to $59 million, or $0.35 per diluted share, in the second quarter of 2002 compared with $25 million, or $0.18 per diluted share, in the second quarter of 2001. For the six months, operating cash earnings increased by 95% to $142 million, or $0.85 per diluted share, compared with $73 million or $0.54 per diluted share a year ago. The derivation of operating cash earnings from net income under US GAAP is shown below:

	Three months ended June 30,		Six months ended June 30,
(millions, except per share data)
	2002	2001	2002	2001
Net (loss) income, as reported	$(7)	$17	$61	$56
Non-cash compensation—performance options (net of tax $13, $—, $16, $—)	65	—	80	—
Amortization of goodwill	—	8	—	17
Loss on disposal of operations	1	—	1	—

Operating cash earnings	$59	$25	$142	$73

Weighted average number of common shares outstanding:
—diluted	159	138	159	134
—dilutive effect of performance options	8	—	8	—

Average number of diluted shares, operating basis	167	138	167	134

Operating cash earnings per diluted share, operating basis	$0.35	$0.18	$0.85	$0.54

        Management believes it is likely that the performance options will ultimately be earned in full. However, the actual results for the six months ended June 30, 2002 had not reached the minimum performance criteria (based on the twelve months' results ending December 31, 2002) necessary to trigger the vesting of the performance options. In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), such potentially issuable shares are not included in the average number of diluted shares outstanding until the actual results meet the minimum performance criteria. Management believes it is helpful to investors to present operating cash earnings per diluted share on the assumption that the performance options had been earned in full at June 30, 2002. Accordingly, the performance options have been included in the calculation of the average number of diluted shares, operating basis.

Revenues

        Commissions and fees increased by $74 million (23%) to $393 million in the second quarter of 2002 from $319 million in the second quarter of 2001. Interest income was unchanged at $18 million when compared with the corresponding period of 2001.

        Global:    Revenues generated by our Global business increased by $38 million (21%) to $216 million in the second quarter of 2002 from $178 million in the second quarter of 2001. Adjusting for the disposal of Willis National in July 2001, revenues increased by 17% in constant currency terms. Global's specialty businesses, aerospace, marine and reinsurance, continued to benefit from a pronounced increase in the premium rates prevailing in these markets and from new business successes.

        North America:    Revenues generated by our North America business increased by $21 million (18%) to $140 million in the second quarter of 2002 from $119 million in the second quarter of 2001. Adjusting for the acquisition of Richard N. Goldman & Co., effective December 31, 2001, revenues increased by 15%. The U.S. middle market experienced significant premium rate increases across all lines.

        International:    Revenues generated by our International business increased by $15 million (38%) to $55 million in the second quarter of 2002 from $40 million in the second quarter of 2001. Adjusting for the effect on revenues of an additional 22% investment in Jaspers Wuppesahl, which resulted in an accounting change from the equity method to full consolidation, International revenues increased by

26% in constant currency terms led by good performance in Continental Europe, Eastern Hemisphere (especially Australia) and Latin America.

Expenses

        General and administrative expenses (excluding non-cash compensation) increased by $35 million (14%) to $294 million from $259 million in the second quarter of 2001. Excluding the effect of foreign currency exchange rate movements and the effect of acquisitions and disposals, general and administrative expenses grew by 7% in the second quarter of 2002 compared with the second quarter of 2001. Much of the increase related to increased incentive compensation due to positive results and the impact of hiring production and sales executives. For the six months, general and administrative expenses (excluding non-cash compensation) were 12% higher than a year ago but 8% higher on a constant currency basis adjusting for acquisitions and disposals.

        Controllable expenses, defined as general and administrative expenses excluding incentives and other expenses linked to revenue growth, increased by 6% on a constant currency basis in the second quarter.

        Total expenses, which includes non-cash compensation referred to above, increased by $106 million (39%) to $381 million in the second quarter of 2002 from $275 million in the second quarter of 2001.

        The Company adopted SFAS 142, "Goodwill and Other Intangible Assets", effective from January 1, 2002. In accordance with SFAS 142, the Company no longer amortizes goodwill and other intangible assets that have an indefinite life but rather tests such assets at least annually for impairment. No impairment charges resulted from the implementation of SFAS 142. Amortization of goodwill in the second quarter of 2001 and six months to June 30, 2001 amounted to $8 million and $17 million, respectively.

Interest Expense

        Interest expense of $17 million in the second quarter of 2002 was $4 million lower than in the second quarter of 2001, reflecting lower principal amounts of debt outstanding following the early repayment of debt. Interest expense represents interest payable on long-term debt consisting of the senior credit facilities and the 9% senior subordinated notes due 2009.

Income Taxes

        Income tax expense for the second quarter of 2002 amounted to $20 million compared with $16 million in the corresponding period of 2001. Adjusting for the non-cash compensation charge, for which only approximately 40% of the total charge is tax deductible, and excluding goodwill amortization charges, for which no tax deductions are available, the underlying tax rate for the second quarter of 2002 was 36%, compared with 33% in the corresponding period of 2001. For the six months, income tax expense amounted to $63 million and the underlying tax rate was 36% compared with 37% a year ago.

Associates

        Equity in net income of our associates was $1 million in the second quarter of 2002, compared with a loss of $1 million in the corresponding period of 2001. For the six months equity in net income of our associates was $7 million, a decrease of $1 million compared with $8 million a year ago reflecting the change in accounting for Jaspers Wuppesahl from January 1, 2002 when that former associate became a subsidiary.

Minority Interest

        Minority interest for the second quarter of 2002 was $1 million compared with $7 million for the second quarter of 2001, which included $6 million in respect of preference shares redeemed in June 2001. The increase in the six months ended June 30, 2002, after excluding the amount attributable to preference shares in 2001, was largely due to the consolidation of Jaspers Wuppesahl from January 1, 2002 when that former associate became a subsidiary.

Liquidity and capital resources

        Net cash provided by operations increased by $70 million to $166 million in the six months from $96 million in the corresponding period of 2001. This increase was due primarily to the improved operating results.

        On January 1, 2002, the Company acquired a further 22% interest, in addition to the 45% already owned, in Jaspers Wuppesahl, Germany's third largest insurance broker. Accordingly, Jaspers Wuppesahl (since renamed Willis GmbH & Co. K.G.) has been accounted for as a subsidiary from the date of acquisition. The aggregate purchase price was $14 million, of which $5 million was deferred to 2003.

        Total long-term debt outstanding at June 30, 2002 was $677 million, down from $787 million at the end of 2001 following repayments totaling $110 million during the six months.

        At June 30, 2002, our cash and cash equivalents aggregated $162 million, an increase of $21 million from December 31, 2001. We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150 million revolving credit facility.

Forward looking information

        This quarterly statement contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are contained in the Company's filings with the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIS GROUP HOLDINGS LIMITED
By:	/s/ THOMAS COLRAINE Thomas Colraine Group Chief Financial Officer

Date: August 14, 2002

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES